Scott C. Durocher
Assistant Vice President and Senior Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1222, Facsimile:  (860) 466-1600
Scott.Durocher@LFG.com

VIA EDGAR

August 9, 2019

U. S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products, Room 8634; Mail Stop 8629
100 F Street, NE
Washington, DC 20549-4644

Re:            Lincoln Life & Annuity Flexible Premium Variable Life Account M (the "Account")
Lincoln Life & Annuity Company of New York ("LLANY")
File No.: 333-203099; 811-08559; CIK No. 0001051629
Post-Effective Amendment No. 8
            Lincoln AssetEdge ®VUL 2015

Dear Sir or Madam:

Today we are electronically filing, via EDGAR, Post-Effective Amendment No. 8 to the Registration Statement on Form N-6 for the variable life insurance products within this Registration Statement. The marketing name for the product is "Lincoln AssetEdge® VUL 2015".  The purpose of the amendment is to comply with the 2017 Commissioner's Standard Ordinary (CSO) Table.

Should you have any questions or concerns regarding this filing, please contact me at (860) 466-1222.

Sincerely,

/s/ Scott C. Durocher

Scott C. Durocher
Assistant Vice President and Senior Counsel